UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2025

CVB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

California	000-10140	95-3629339
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. employer identification number)

701 North Haven Avenue, Ontario, California	91764
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (909) 980-4030

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, No Par Value	CVBF	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On December 17, 2025, CVB Financial Corp. (the “Company” or “CVBF”) together with Citizens Business Bank, National Association, a national bank and wholly-owned subsidiary of Company (“Citizens”) and Heritage Commerce Corp, a California corporation (“Heritage”) together with Heritage Bank of Commerce, a California banking corporation and wholly-owned subsidiary of Heritage (“Heritage Bank”), issued a joint press release announcing the execution of an Agreement and Plan of Reorganization and Merger (the “Reorganization Agreement”) dated as of December 17, 2025 by and between CVBF and Heritage. Pursuant to the Reorganization Agreement, upon the terms and subject to the conditions set forth therein, Heritage will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Promptly following the Merger, Heritage Bank will merge with and into Citizens, with Citizens continuing as the surviving bank (the “Bank Merger” and with the Merger, the “Mergers”). A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

In addition, the Company provided supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the investor presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this report (including Exhibits 99.1 and Exhibit 99.2) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other documents filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by the specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint press release dated December 17, 2025 by CVB Financial Corp., Citizens Business Bank, National Association, Heritage Commerce Corp and Heritage Bank of Commerce.

99.2	Investor Presentation of CVB Financial Corp.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction (including statements about the future financial and operating results and impact on CVBF’s earnings and tangible book value per share), the plans, objectives, expectations and intentions of CVB Financial Corp. (“CVBF”) and Heritage Commerce Corp (“Heritage”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that may change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, project, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: difficulties and delays in integrating Heritage’s business, key personnel and customers into CVBF’s business and operations, and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and other business disruption following the merger, including difficulties in maintaining relationships with employees; supply and demand for commercial or residential real estate and periodic deterioration in real estate prices and/or values in California or other states where CVBF and Heritage lend; a sharp or prolonged slowdown or decline in real estate construction, sales or leasing activities; CVBF’s or Heritage’s ability to retain and increase market share, to retain and grow customers and to control expenses; the costs or effects of mergers, acquisitions or dispositions CVBF may make, whether CVBF and Heritage are able to obtain any required governmental approvals in connection with any such mergers, acquisitions or dispositions, and/or CVBF’s ability to realize the contemplated financial or business benefits associated with any such mergers, acquisitions or dispositions; CVBF’s timely development and implementation of new banking products and services and the perceived overall value of these products and services by customers and potential customers; CVBF’s or Heritage’s relationships with and reliance upon outside vendors with respect to certain of CVBF’s or Heritage’s key internal and external systems, applications and controls; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Agreement and Plan of Reorganization and Merger to which CVBF and Heritage are parties; changes in commercial or consumer spending, borrowing and savings patterns, preferences or behaviors; technological changes and the expanding use of technology in banking and financial services (including the adoption of mobile banking, funds transfer applications, electronic marketplaces for loans, blockchain technology, fintech, artificial intelligence, and other financial products, systems or services); changes in the financial performance and/or condition of CVBF’s or Heritage’s borrowers or depositors; fluctuations in CVBF’s or Heritage’s share price before closing, and the resulting impact on CVBF’s ability to raise capital or to make acquisitions, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; CVBF’s ability to recruit and retain key executives, board members and other employees; the failure of CVBF or Heritage to obtain regulatory or shareholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the proposed merger on a timely basis or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the dilution caused by the issuance of shares of CVBF’s common stock in the transaction; possible impairment charges to goodwill, including any impairment that may result from increased volatility in CVBF’s or Heritage’s stock price; possible credit-related impairments or declines in the fair value of loans and securities held by CVBF or Heritage; volatility in the credit and equity markets and its effect on the general economy, and local, regional, national and international economic and market conditions, political events and public health developments and the impact they may have on CVBF or Heritage, their customers and their capital, deposits, assets and liabilities; CVBF’s or Heritage’s ability to attract deposits and other sources of funding or liquidity; changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; catastrophic events or natural disasters, including earthquakes, drought, climate change or extreme weather events that may affect CVBF’s or Heritage’s assets, communications or computer services, customers, employees or third-party vendors; public health crises and pandemics, and their effects on the economic and business environments in which CVBF and Heritage operate; changes in the competitive environment among banks and other financial services and technology providers, and competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers including retail businesses and technology companies; the strength of the United States economy and the strength of the local economies in which we conduct business; the effects of, and changes in, immigration, trade, tariff, monetary, and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation/deflation, interest rate, market and monetary fluctuations; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; the impact of changes in financial services policies, laws, regulations, and ongoing or unanticipated regulatory or legal proceedings or outcomes, including those concerning banking, taxes, securities, and insurance, and the application thereof by regulatory agencies; the effectiveness of CVBF’s or Heritage’s risk management framework, quantitative models and ability to manage the risks involved in regulatory, legal or policy changes; the risks associated with CVBF’s or Heritage’s loan portfolios, including the risks of any geographic and industry concentrations; the impact of systemic or non-systemic failures, crisis or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; cybersecurity threats and fraud and the costs of defending against them, including the costs of compliance with legislation or regulations to combat fraud and cybersecurity threats; the costs and effects of legal, compliance and regulatory actions, changes and developments, including the initiation and resolution of any legal proceedings relating to the proposed merger (including any securities, shareholder class actions, lender liability, bank operations, check or wire fraud, financial product or service, data privacy, health and safety, consumer or employee class action litigation); regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; CVBF’s or Heritage’s ongoing relations with various federal and state regulators, including, but not limited to, the SEC, Federal Reserve Board, FDIC, Office of the Comptroller of the Currency, and California DFPI; and other factors that may affect the future results of CVBF and Heritage.

Additional factors that could cause results to differ materially from those described above can be found in CVBF’s Annual Report on Form 10-K for the year ended December  31, 2024 (available here) and subsequently filed Quarterly Reports on Form 10-Q, which are on file with the SEC and available on CVBF’s website at http://www.cbbank.com under the “Investors” tab, and in other documents CVBF files with the SEC, and in Heritage’s Annual Report on Form 10-K for the year ended December  31, 2024 (available here) and subsequently filed Quarterly Reports on Form 10-Q, which are on file with the SEC and available on Heritage’s website, https://www.heritagecommercecorp.com, under the “Investor Relations” tab and in other documents Heritage files with the SEC.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither CVBF nor Heritage assumes any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If CVBF or Heritage updates one or more forward-looking statements, no inference should be drawn that CVBF or Heritage will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

In connection with the proposed merger, CVBF will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of CVBF and Heritage and a Prospectus of CVBF (the “Joint Proxy Statement/Prospectus”), as well as other relevant documents concerning the Mergers. Certain matters in respect of the proposed merger involving CVBF and Heritage will be submitted to CVBF’s shareholders or Heritage’s shareholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Before making any voting or investment decision, security holders of CVBF and security holders of Heritage are urged to carefully read the entire registration statement and the Joint Proxy Statement/Prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed merger. The documents filed by CVBF and Heritage with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CVBF may be obtained free of charge at CVBF’s website at http://www.cbbank.com under the “Investors” tab or at Heritage’s website at http://www.heritagecommercecorp.com under the “Investor Relations” tab. Alternatively, these documents, when available, can be obtained free of charge by directing a written request to CVBF, Attention: Investor Relations, 701 North Haven Avenue, Ontario, CA 91764, or by calling (909) 980-4030, or to Heritage Commerce Corp, Attention: Investor Relations, 224 Airport Parkway, San Jose, CA 95110, or by calling (408) 947-6900.

PARTICIPANTS IN THE SOLICITATION

CVBF, Heritage, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CVBF’s shareholders or Heritage’s shareholders in connection with the proposed merger under the rules of the SEC.

Information regarding CVBF’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in CVBF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February  28, 2025 (available here); in the sections entitled “Board Oversight and Structure,” “Our Executive Officers,” “The Nominees” “Certain Relationships and Related Person Transactions,” “Director Compensation,” “Compensation Arrangements with our President and Chief Executive Officer,” “Compensation Arrangements with our Other Named Executive Officers,” “Summary of Compensation Table” and “How Much Stock Do CVB Financial Corp.’s Directors and Executive Officers Own” in CVBF’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April  8, 2025 (available here); in the Form 8-K filed with the SEC on October 23, 2025 regarding the election of a new director (available here); and in other documents filed by CVBF with the SEC. Information regarding Heritage’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Heritage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 10, 2025 (available here); in the sections entitled “The Board and Corporate Governance,” “Director Compensation,” “Our Executive Officers,” “Executive Compensation,” “Beneficial Ownership of Common Stock,” and “Transactions with Management” in Heritage’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April  7, 2025 (available here); and in other documents filed by Heritage with the SEC.

To the extent holdings of CVBF’s common stock by the CVBF directors and executive officers, or holdings of Heritage’s common stock by the Heritage directors and executive officers, have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/edgar/browse/?CIK=354647&owner=exclude, in the case of CVBF, and available at https://www.sec.gov/edgar/browse/?CIK=1053352&owner=exclude, in the case of Heritage). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus relating to the proposed merger. Free copies of this document and the above-mentioned Joint Proxy Statement/Prospectus when it becomes available, may be obtained as described in the preceding section titled “Additional Information About the Proposed Merger and Where to Find It.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CVB FINANCIAL CORP.

Date: December 17, 2025	By:	/s/ E. Allen Nicholson
E. Allen Nicholson
Executive Vice President and Chief Financial Officer

Exhibit 99.1

December 17, 2025

CVB Financial Corp. and Heritage Commerce Corp Announce Agreement to Merge

Complementary strategic combination to expand Citizens Business Bank’s presence in the Bay Area and to enhance industry-leading financial performance

ONTARIO, Calif. & SAN JOSE, Calif., December 17, 2025 — CVB Financial Corp. (Nasdaq: CVBF; together with Citizens Business Bank, National Association, “Citizens”) and Heritage Commerce Corp (Nasdaq: HTBK; together with Heritage Bank of Commerce, “Heritage”), today jointly announced that they have entered into a definitive merger agreement. Under the terms of the agreement, Heritage will merge with and into Citizens in an all-stock transaction valued at approximately $811 million, or $13.00 per HTBK share, based on CVBF’s closing stock price on December 16, 2025. The combination results in a top-performing California business bank with approximately $22 billion in assets, more than 75 offices and branches, and a deeply rooted presence in the State’s key economic centers.

David A. Brager, President and Chief Executive Officer of Citizens, stated, “This will be the most strategic and the largest acquisition by assets in our history. It brings together two premier, relationship-focused business banks and provides Citizens with an important opportunity to expand into the Bay Area, a key strategic objective. This merger will provide us with comprehensive geographic coverage of all the major business banking markets in California, while ensuring the preservation of the local focus, stability, and deep trust inherent in our relationship banking model. We are very pleased to have Clay and key members of the Heritage team join the combined company. On behalf of all of us at Citizens Business Bank, I want to welcome Heritage’s talented employees and loyal customers. We look forward to working together to obtain a timely closing and smooth integration.”

Clay Jones, President and Chief Executive Officer of Heritage, added, “I could not be prouder of the Heritage team and what we have achieved together. This is an exciting opportunity to take the next step in our journey, alongside a like-minded partner in Citizens, and is a testament to the proven value and enduring potential of our relationship-focused approach. We have long admired Citizens as one of the top-performing business banks, not just in our state, but around the country. This combination enables our shareholders to participate in the future upside of California’s premier commercial bank, expands the depth and breadth of our offerings, and creates growth opportunities for our employees. As part of Citizens’ larger and diversified platform, together we will continue to champion local businesses and deliver the highest standards of personalized customer care here in the Bay Area and in communities throughout California.”

Under the terms of the agreement, HTBK shareholders will receive 0.6500 shares of CVBF common stock for each HTBK share. Upon closing, CVBF shareholders will own approximately 77% and HTBK shareholders will own approximately 23% of the combined company.

This all-stock transaction is expected to be immediately accretive to Citizens’ earnings per share, with projected 2027 EPS accretion of 13.2%, a strong internal rate of return of approximately 20%, to be accretive to tangible book value per share, excluding the impact of interest rate marks, and to be 7.7% tangible book value per share dilutive, with an earn-back period of approximately 2.5 years, including interest rate marks.

Upon completion of the merger, David Brager will retain his role as CEO of Citizens and Clay Jones, President and CEO of Heritage, will join Citizens as President of the combined organization. Two of Heritage’s current directors will join the Citizens’ Board of Directors, ensuring continuity and representation from both organizations.

The proposed merger has been unanimously approved by the respective Boards of Directors of both companies and is expected to close in the second quarter of 2026, subject to customary regulatory approvals, Heritage and Citizens shareholder approvals, and other closing conditions.

Advisors

J.P. Morgan served as financial advisor and Manatt, Phelps & Phillips, LLP served as legal counsel to Citizens. Piper Sandler & Co. served as financial advisor and Wachtell, Lipton, Rosen & Katz served as legal counsel to Heritage.

Conference Call and Investor Presentation

Management will hold a conference call at 2:30 p.m. PST/5:30 p.m. EST on Wednesday, December 17, 2025 to discuss the announced merger between CVB Financial Corp. and Heritage Commerce Corporation. To join the live audio call, please dial (833) 630-1956 and ask to be joined into CVB Financial Corp call.

The conference call will also be simultaneously webcast over the Internet; please visit our Citizens Business Bank website at www.cbbank.com and click on the “Investors” tab to access the call from the site. Please access the website 15 minutes prior to the call to download any necessary audio software. This webcast will be recorded and available for replay on the Company’s website approximately two hours after the conclusion of the conference call and will be available on the website for approximately 30 days.

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The presentation to be discussed on the conference call will be filed with the SEC and made available on the “Investors” tab on Citizens’ website at www.cbbank.com.

About CVB Financial Corp.

CVB Financial Corp. (“CVBF”) is the publicly traded holding company for Citizens Business Bank, National Association. CVBF is one of the 10 largest bank holding companies headquartered in California with over $15 billion in total assets. Citizens Business Bank is consistently recognized as one of the top performing banks in the nation and offers a wide array of banking, lending and investing services with more than 60 banking centers and 3 trust office locations serving California. Shares of CVB Financial Corp. common stock are listed on the NASDAQ under the ticker symbol “CVBF”. For investor information on CVB Financial Corp., visit the company’s website at www.cbbank.com and click on the “ Investors” tab.

About Heritage Commerce Corp

Heritage Commerce Corp (“HTBK”) is the publicly traded holding company for Heritage Bank of Commerce, member FDIC. Heritage offers a full range of commercial and small business loans, cash management services and personal deposit products throughout the Bay Area of California. It is regularly rated Five Stars by Bauer Financial as one of the nation’s strongest financial institutions and is ranked 25th on S&P Global Market Intelligence’s Top 50 list of best performing community banks. For other information, visit the company’s website at www.heritagecommercecorp.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction (including statements about the future financial and operating results and impact on CVBF’s earnings and tangible book value per share), the plans, objectives, expectations and intentions of CVB Financial Corp. (“CVBF”) and Heritage Commerce Corp (“Heritage”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that may change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, project, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: difficulties and delays in integrating Heritage’s business, key personnel and customers into CVBF’s business and operations, and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and other business disruption following the merger, including difficulties in maintaining relationships with employees; supply and demand for commercial or residential real estate and periodic deterioration in real estate prices and/or values in California or other states where CVBF and Heritage lend; a sharp or prolonged slowdown or decline in real estate construction, sales or leasing activities; CVBF’s or Heritage’s ability to retain and increase market share, to retain and grow customers and to control expenses; the costs or effects of mergers, acquisitions or dispositions CVBF may make, whether CVBF and Heritage are able to obtain any required governmental approvals in connection with any such mergers, acquisitions or dispositions, and/or CVBF’s ability to realize the contemplated financial or business benefits associated with any such mergers, acquisitions or dispositions; CVBF’s timely development and implementation of new banking products and services and the perceived overall value of these products and services by customers and potential customers; CVBF’s or Heritage’s relationships with and reliance upon outside vendors with respect to certain of CVBF’s or Heritage’s key internal and external systems, applications and controls; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Agreement and Plan of Reorganization and Merger to which CVBF and Heritage are parties; changes in commercial or consumer spending, borrowing and savings patterns, preferences or behaviors; technological changes and the expanding use of technology in banking and financial services (including the adoption of mobile banking, funds transfer applications, electronic marketplaces for loans, blockchain technology, fintech, artificial intelligence, and other financial products, systems or services); changes in the financial performance and/or condition of CVBF’s or Heritage’s borrowers or depositors; fluctuations in CVBF’s or Heritage’s share price before closing, and the resulting impact on CVBF’s ability to raise capital or to make acquisitions, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; CVBF’s ability to recruit and retain key executives, board members and other employees; the failure of CVBF or Heritage to obtain regulatory or shareholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the proposed merger on a timely basis or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the dilution caused by the issuance of shares of CVBF’s common stock in the transaction; possible impairment charges to goodwill, including any impairment that may result from increased volatility in CVBF’s or Heritage’s stock price; possible credit-related impairments or declines in the fair value of loans and securities held by CVBF or Heritage; volatility in the credit and equity markets and its effect on the general economy, and local, regional, national and international economic and market conditions, political events and public health developments and the impact they may have on CVBF or Heritage, their customers and their capital, deposits, assets and liabilities; CVBF’s or Heritage’s ability to attract deposits and other sources of funding or liquidity; changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; catastrophic events or natural disasters, including

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earthquakes, drought, climate change or extreme weather events that may affect CVBF’s or Heritage’s assets, communications or computer services, customers, employees or third-party vendors; public health crises and pandemics, and their effects on the economic and business environments in which CVBF and Heritage operate; changes in the competitive environment among banks and other financial services and technology providers, and competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers including retail businesses and technology companies; the strength of the United States economy and the strength of the local economies in which we conduct business; the effects of, and changes in, immigration, trade, tariff, monetary, and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation/deflation, interest rate, market and monetary fluctuations; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; the impact of changes in financial services policies, laws, regulations, and ongoing or unanticipated regulatory or legal proceedings or outcomes, including those concerning banking, taxes, securities, and insurance, and the application thereof by regulatory agencies; the effectiveness of CVBF’s or Heritage’s risk management framework, quantitative models and ability to manage the risks involved in regulatory, legal or policy changes; the risks associated with CVBF’s or Heritage’s loan portfolios, including the risks of any geographic and industry concentrations; the impact of systemic or non-systemic failures, crisis or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; cybersecurity threats and fraud and the costs of defending against them, including the costs of compliance with legislation or regulations to combat fraud and cybersecurity threats; the costs and effects of legal, compliance and regulatory actions, changes and developments, including the initiation and resolution of any legal proceedings relating to the proposed merger (including any securities, shareholder class actions, lender liability, bank operations, check or wire fraud, financial product or service, data privacy, health and safety, consumer or employee class action litigation); regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; CVBF’s or Heritage’s ongoing relations with various federal and state regulators, including, but not limited to, the SEC, Federal Reserve Board, FDIC, Office of the Comptroller of the Currency, and California DFPI; and other factors that may affect the future results of CVBF and Heritage.

Additional factors that could cause results to differ materially from those described above can be found in CVBF’s Annual Report on Form 10-K for the year ended December 31, 2024 (available here) and subsequently filed Quarterly Reports on Form 10-Q, which are on file with the SEC and available on CVBF’s website at http://www.cbbank.com under the “Investors” tab, and in other documents CVBF files with the SEC, and in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024 (available here) and subsequently filed Quarterly Reports on Form 10-Q, which are on file with the SEC and available on Heritage’s website, https://www.heritagecommercecorp.com, under the “Investor Relations” tab and in other documents Heritage files with the SEC.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither CVBF nor Heritage assumes any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If CVBF or Heritage updates one or more forward-looking statements, no inference should be drawn that CVBF or Heritage will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

In connection with the proposed merger, CVBF will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of CVBF and Heritage and a Prospectus of CVBF (the “Joint Proxy Statement/Prospectus”), as well as other relevant documents concerning the Mergers. Certain matters in respect of the proposed merger involving CVBF and Heritage will be submitted to CVBF’s shareholders or Heritage’s shareholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Before making any voting or investment decision, security holders of CVBF and security holders of Heritage are urged to carefully read the entire registration statement and the Joint Proxy Statement/Prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed merger. The documents filed by CVBF and Heritage with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CVBF may be obtained free of charge at CVBF’s website at http://www.cbbank.com under the “Investors” tab or at Heritage’s website at http://www.heritagecommercecorp.com under the “Investor Relations” tab. Alternatively, these documents, when available, can be obtained free of charge by directing a written request to CVBF, Attention: Investor Relations, 701 North Haven Avenue, Ontario, CA 91764, or by calling (909) 980-4030, or to Heritage Commerce Corp, Attention: Investor Relations, 224 Airport Parkway, San Jose, CA 95110, or by calling (408) 947-6900.

PARTICIPANTS IN THE SOLICITATION

CVBF, Heritage, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CVBF’s shareholders or Heritage’s shareholders in connection with the proposed merger under the rules of the SEC.

Information regarding CVBF’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in CVBF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available here); in the sections entitled “Board Oversight and Structure,” “Our Executive Officers,” “The Nominees” “Certain Relationships and Related Person Transactions,” “Director Compensation,” “Compensation Arrangements with our President and Chief Executive Officer,” “Compensation Arrangements with our Other Named Executive Officers,” “Summary of Compensation Table” and

3

“How Much Stock Do CVB Financial Corp.’s Directors and Executive Officers Own” in CVBF’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2025 (available here); in the Form 8-K filed with the SEC on October 23, 2025 regarding the election of a new director (available here); and in other documents filed by CVBF with the SEC. Information regarding Heritage’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Heritage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 10, 2025 (available here); in the sections entitled “The Board and Corporate Governance,” “Director Compensation,” “Our Executive Officers,” “Executive Compensation,” “Beneficial Ownership of Common Stock,” and “Transactions with Management” in Heritage’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 7, 2025 (available here); and in other documents filed by Heritage with the SEC, and in each case, in particular, the discussion of “Risk Factors” set forth in such filings.

To the extent holdings of CVBF’s common stock by the CVBF directors and executive officers, or holdings of Heritage’s common stock by the Heritage directors and executive officers, have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available here, in the case of CVBF, and available here, in the case of Heritage). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus relating to the proposed merger. Free copies of this document and the above-mentioned Joint Proxy Statement/Prospectus when it becomes available, may be obtained as described in the preceding section titled “Additional Information About the Proposed Merger and Where to Find It.”

Contacts

Citizens

Investors:

David Brager

dabrager@cbbank.com

Media:

David Brager

dabrager@cbbank.com

Heritage

Investors:

InvesorRelations@herbank.com

Media:

Jim Golden / David Feldman

Collected Strategies

Heritage-CS@collectedstrategies.com

4

Exhibit 99.2 Merger with Heritage Commerce California’s Top Performing Business Bank Expands into the Bay Area cbbank.com

Forward Looking Statements CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction (including statements about the future financial and operating results and impact on CVBF’s earnings and tangible book value per share), the plans, objectives, expectations and intentions of CVB Financial Corp. (“CVBF”) and Heritage Commerce Corp (“Heritage”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that may change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, project, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: difficulties and delays in integrating Heritage’s business, key personnel and customers into CVBF’s business and operations, and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and other business disruption following the merger, including difficulties in maintaining relationships with employees; supply and demand for commercial or residential real estate and periodic deterioration in real estate prices and/or values in California or other states where CVBF and Heritage lend; a sharp or prolonged slowdown or decline in real estate construction, sales or leasing activities; CVBF’s or Heritage’s ability to retain and increase market share, to retain and grow customers and to control expenses; the costs or effects of mergers, acquisitions or dispositions CVBF may make, whether CVBF and Heritage are able to obtain any required governmental approvals in connection with any such mergers, acquisitions or dispositions, and/or CVBF’s ability to realize the contemplated financial or business benefits associated with any such mergers, acquisitions or dispositions; CVBF’s timely development and implementation of new banking products and services and the perceived overall value of these products and services by customers and potential customers; CVBF’s or Heritage’s relationships with and reliance upon outside vendors with respect to certain of CVBF’s or Heritage’s key internal and external systems, applications and controls; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Agreement and Plan of Reorganization and Merger to which CVBF and Heritage are parties; changes in commercial or consumer spending, borrowing and savings patterns, preferences or behaviors; technological changes and the expanding use of technology in banking and financial services (including the adoption of mobile banking, funds transfer applications, electronic marketplaces for loans, blockchain technology, fintech, artificial intelligence, and other financial products, systems or services); changes in the financial performance and/or condition of CVBF’s or Heritage’s borrowers or depositors; fluctuations in CVBF’s or Heritage’s share price before closing, and the resulting impact on CVBF’s ability to raise capital or to make acquisitions, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; CVBF’s ability to recruit and retain key executives, board members and other employees; the failure of CVBF or Heritage to obtain regulatory or shareholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the proposed merger on a timely basis or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the dilution caused by the issuance of shares of CVBF’s common stock in the transaction; possible impairment charges to goodwill, including any impairment that may result from increased volatility in CVBF’s or Heritage’s stock price; possible credit- related impairments or declines in the fair value of loans and securities held by CVBF or Heritage; volatility in the credit and equity markets and its effect on the general economy, and local, regional, national and international economic and market conditions, political events and public health developments and the impact they may have on CVBF or Heritage, their customers and their capital, deposits, assets and liabilities; CVBF’s or Heritage’s ability to attract deposits and other sources of funding or liquidity; changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; catastrophic events or natural disasters, including earthquakes, drought, climate change or extreme weather events that may affect CVBF’s or Heritage’s assets, communications or computer services, customers, employees or third-party vendors; public health crises and pandemics, and their effects on the economic and business environments in which CVBF and Heritage operate; changes in the competitive environment among banks and other financial services and technology providers, and competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers including retail businesses and technology companies; the strength of the United States economy and the strength of the local economies in which we conduct business; the effects of, and changes in, immigration, trade, tariff, monetary, and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation/deflation, interest rate, market and monetary fluctuations; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; the impact of changes in financial services policies, laws, regulations, and ongoing or unanticipated regulatory or legal proceedings or outcomes, including those concerning banking, taxes, securities, and insurance, and the application thereof by regulatory agencies; the effectiveness of CVBF’s or Heritage’s risk management framework, quantitative models and ability to manage the risks involved in regulatory, legal or policy changes; the risks associated with CVBF’s or Heritage’s loan portfolios, including the risks of any geographic and industry concentrations; the impact of systemic or non-systemic failures, crisis or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; cybersecurity threats and fraud and the costs of defending against them, including the costs of compliance with legislation or regulations to combat fraud and cybersecurity threats; the costs and effects of legal, compliance and regulatory actions, changes and developments, including the initiation and resolution of any legal proceedings relating to the proposed merger (including any securities, shareholder class actions, lender liability, bank operations, check or wire fraud, financial product or service, data privacy, health and safety, consumer or employee class action litigation); regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; CVBF’s or Heritage’s ongoing relations with various federal and state regulators, including, but not limited to, the SEC, Federal Reserve Board, FDIC, Office of the Comptroller of the Currency, and California DFPI; and other factors that may affect the future results of CVBF and Heritage. Additional factors that could cause results to differ materially from those described above can be found in CVBF’s Annual Report on Form 10-K for the year ended December 31, 2024 (available here) and subsequently filed Quarterly Reports on Form 10-Q, which are on file with the SEC and available on CVBF’s website at http://www.cbbank.com under the “Investors” tab, and in other documents CVBF files with the SEC, and in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024 (available here) and subsequently filed Quarterly Reports on Form 10-Q, which are on file with the SEC and available on Heritage’s website, https://www.heritagecommercecorp.com, under the “Investor Relations” tab and in other documents Heritage files with the SEC. All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither CVBF nor Heritage assumes any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward- looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If CVBF or Heritage updates one or more forward- looking statements, no inference should be drawn that CVBF or Heritage will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. cbbank.com 2

Additional Information ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT In connection with the proposed merger, CVBF will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of CVBF and Heritage and a Prospectus of CVBF (the “Joint Proxy Statement/Prospectus”), as well as other relevant documents concerning the Mergers. Certain matters in respect of the proposed merger involving CVBF and Heritage will be submitted to CVBF’s shareholders or Heritage’s shareholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Before making any voting or investment decision, security holders of CVBF and security holders of Heritage are urged to carefully read the entire registration statement and the Joint Proxy Statement/Prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed merger. The documents filed by CVBF and Heritage with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CVBF may be obtained free of charge at CVBF’s website at http://www.cbbank.com under the “Investors” tab or at Heritage’s website at http://www.heritagecommercecorp.com under the “Investor Relations” tab. Alternatively, these documents, when available, can be obtained free of charge by directing a written request to CVBF, Attention: Investor Relations, 701 North Haven Avenue, Ontario, CA 91764, or by calling (909) 980-4030, or to Heritage Commerce Corp, Attention: Investor Relations, 224 Airport Parkway, San Jose, CA 95110, or by calling (408) 947-6900. PARTICIPANTS IN THE SOLICITATION CVBF, Heritage, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CVBF’s shareholders or Heritage’s shareholders in connection with the proposed merger under the rules of the SEC. Information regarding CVBF’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in CVBF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available here); in the sections entitled “Board Oversight and Structure,” “Our Executive Officers,” “The Nominees” “Certain Relationships and Related Person Transactions,” “Director Compensation,” “Compensation Arrangements with our President and Chief Executive Officer,” “Compensation Arrangements with our Other Named Executive Officers,” “Summary of Compensation Table” and “How Much Stock Do CVB Financial Corp.’s Directors and Executive Officers Own” in CVBF’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2025 (available here); in the Form 8-K filed with the SEC on October 23, 2025 regarding the election of a new director (available here); and in other documents filed by CVBF with the SEC. Information regarding Heritage’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Heritage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 10, 2025 (available here); in the sections entitled “The Board and Corporate Governance,” “Director Compensation,” “Our Executive Officers,” “Executive Compensation,” “Beneficial Ownership of Common Stock,” and “Transactions with Management” in Heritage’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 7, 2025 (available here); and in other documents filed by Heritage with the SEC, and in each case, in particular, the discussion of “Risk Factors” set forth in such filings. To the extent holdings of CVBF’s common stock by the CVBF directors and executive officers, or holdings of Heritage’s common stock by the Heritage directors and executive officers, have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available here, in the case of CVBF, and available here, in the case of Heritage). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus relating to the proposed merger. Free copies of this document and the above-mentioned Joint Proxy Statement/Prospectus when it becomes available, may be obtained as described in the preceding section titled “Additional Information About the Proposed Merger and Where to Find It.” cbbank.com 3

California’s Top Performing Business Bank Industry-Leading Pro Forma Expands Presence into Performance Metrics¹ Attractive Financial Returns Desirable Bay Area Markets KRX² rank Scale Profitability & Returns $21.7bn $17.2bn San 13.2% Rafael Deposits Assets Oakland 2027E EPS Accretion San Francisco Palo Alto Profitability San Jose ~20% #8 #5 Sacramento 1.50% 16.8% Internal Rate of Return 2027E ROAA 2027E ROATCE San San Jose Francisco Fresno Funding TBVPS Dilution | Earnback #1 #1 50% 1.06% Excluding Rate Marks Bakersfield Noninterest Cost of Deposits San Accretive Bearing Deposits Bernardino Pasadena Los Capital Including Rate Marks Los Angeles Angeles #8 #15 (7.7%) | 2.5 years San Diego 15.8% Long Beach 14.6% Irvine CET1 Total Capital CVBF (65) HTBK (16) Source: FactSet; S&P Global Market Intelligence; Note: Financial data as of September 30, 2025; Market data as of December 16, 2025 cbbank.com 4 ¹ Reflects pro forma balances at close; ² Represents Nasdaq Regional Banking Index

Overview of Heritage Commerce Greater San Francisco Company Overview Bay Area ➢ Founded in 1994 and headquartered in San Jose, California ➢ Northern California’s premier relationship-focused business bank San Rafael ➢ Offers a wide range of tailored financial solutions including business Walnut Creek loans, treasury management and online banking Oakland Danville ➢ Specialty businesses focused on homeowner associations and San Francisco non-profits Livermore Pleasanton ➢ Low-cost deposit base, well diversified loan portfolio, strong asset San Mateo quality, and robust levels of capital and liquidity Fremont Redwood City Palo Alto San Jose Los Altos Financial Highlights Los Gatos $5.6bn $3.6bn $4.8bn 75% Morgan Hill Assets Loans Deposits Loans / Deposits 5.65% 1.52% 13.2% 15.4% Hollister Yield on Loans Cost of Deposits CET1 Total Capital HTBK (16) Source: S&P Global Market Intelligence; Note: Financial data as of September 30, 2025 cbbank.com 5

Highly Strategic Entry into the Bay Area Leading Position in the Bay Area¹ Attractive Wealth Demographics Heritage Commerce is #2 Mid-Sized² Bank Headquartered in National average the Bay Area¹ by Deposits ($bn) +65% higher 13% income $161 12% Fremont $5.1 11% $4.8 $98 $87 Mechanics $3.9 Bank of Marin $2.0 Pro Forma Bank is Avidbank $2.0 #5 Mid-Sized Bank² in California Projected 5-year Household Westamerica $1.1 2025 Median Household Income ($000) Income Growth Large Banking Landscape High Growth Amongst Top Market Constituents Weighted Average 5-yr Deposit CAGR of Bay Area¹ MSAs Metrics represent combined San Francisco and San Jose MSAs 9.7% All 6.6% $1.1 trillion #4 and #13 MSAs Real GDP GDP National Rank 2.5% 2.2% 1.8% 0.5% 6.6mm ~180k (4.5%) Population Small Businesses Avidbank Fremont Mechanics Bank of Westamerica CVB Marin Source: Bureau of Economic Analysis; Employment Development Department of California, S&P Global Market Intelligence; Note: Deposit data as of June 30, 2025; cbbank.com 6 ¹ Bay Area is defined as the San Francisco and the San Jose MSAs; ² Mid-sized banks defined as banks with less than $100bn in assets

Transaction Summary

Structure

- **Consideration:** 100% stock with fixed exchange ratio of 0.6500x CVBF shares for each HTBK share
- **Deal value:** $811mm aggregate transaction value, or $13.00 per Heritage Commerce share[1]
- **Pro forma ownership:** 77% CVB / 23% Heritage Commerce

Pricing / Multiples

12.6x	7.3x	1.51x	83%
Price / 2027E EPS	Price / 2027E Fully-Synergized EPS	Price / TBVPS	Pay-to-trade[2]

Governance

- 2 directors from Heritage Commerce to join CVB's board of directors
- Clay Jones, President and CEO of Heritage Commerce, to be appointed President of combined bank and holding company

Approvals and Closing

- Subject to Heritage and CVB shareholder approvals, regulatory approvals, and other closing conditions
- Anticipated closing in 2Q 2026

Attractive Financial Returns

13.2%	(7.7%)	2.5 yrs	TBV Accretive	~20%	~17%	~1.5%
EPS Accretion	TBV. Dilution	Earnback	Ex. Rate Marks	IRR	ROATCE	ROAA

Source: FactSet, S&P Global Market Intelligence; Note: Financial data as of September 30, 2025; Market data as of December 16, 2025; [1] Based on CVB's stock price of $20.00 and Heritage's stock price of $12.13 as of December 16, 2025; [2] Pay-to-trade defined as transaction P/TBV divided by CVB's P/TBV

cbbank.com 7

Key Transaction Assumptions

Earnings Forecasts	➢ CVBF forecast based on median consensus analyst estimates for earnings and assets ➢ HTBK forecast based on median consensus analyst estimates for earnings and assets
Cost Savings / Revenue Synergies	➢ Estimated at 35% of Heritage Commerce's 2027E operating noninterest expense (~$43mm) ➢ 75% phase-in during the second half of 2026 and 100% thereafter ➢ Opportunities for further revenue upside identified, but not modeled
One-time Expense	➢ Approximately $75mm in one-time expenses (pre-tax)
Core Deposit Intangible	➢ Estimated at 3.00% of non-time deposits (~$4bn), amortized SYD over 10 years
Loan Credit Mark	➢ Gross credit mark of 1.08% of Heritage Commerce's gross loans at close ($40mm)
Purchase Accounting *(Pre-tax Marks)*	➢ $63mm HTM securities write down, accreted over 5 years straight-line ➢ $164mm loan write down, accreted over 4 years straight-line ➢ $2mm deposit write up, accreted over 1 year ➢ $5mm debt write down, amortized over 2 years straight-line
Potential Restructuring	➢Potential post-closing loan sale: ~$400mm of Heritage Commerce's purchased mortgages

cbbank.com

Source: FactSet, S&P Global Market Intelligence; Note: Financial data as of September 30, 2025; Market data as of December 16, 2025

8

Financially and Strategically Compelling Opportunity to Deploy Excess Capital

	Heritage Commerce Acquisition[1]	Acquisition vs. Share Repurchase[2]
Capital Deployed	~210bps of CET1	–
EPS Accretion	13.2%	✓ Materially Higher EPS Accretion
TBVPS Dilution	(7.7%)	✓ Similar TBVPS Dilution
TBVPS Earnback	2.5 years	✓ Significantly Faster Earnback
2027E ROATCE	~17%	✓ Greater Profitability Enhancement
Strategic Rationale	Improves long-term positioning in CA	✓ Improves Franchise Value

Meaningful Capacity for Future Capital Distributions

Industry-leading pro forma capital and profitability

14.6%	~17%
CET1	ROATCE
8th in KRX[3]	*5th in KRX[3]*

- Strong pro forma **capital generation (60bps+** of CET1 generated annually)
- Ample capital enables:
  - Continued **commitment to shareholder returns**
  - Prudent **dividend payout** with capacity for **share repurchases**
  - **Conservative risk** profile
  - Enhanced **financial flexibility** to invest in strategic growth

cbbank.com

Source: FactSet; S&P Global Market Intelligence; Note: Financial data as of September 30, 2025; Market data as of December 16, 2025; [1] Inclusive of all purchase accounting; [2] Assumes excess capital above 14.6% CET1 is deployed for a share repurchase; Assumes 1% excise tax; [3] Nasdaq Regional Banking Index

9

Track Record as a Disciplined Acquiror Total Assets ($bn) = Acquisitions Heritage Commerce Corp $5,624mm $21.7 Consistent with our Suncrest acquisition strategy Bank $1,416mm Target asset $16.5 $16.0 $15.9 $15.4 size: $1bn to $15.3 Community $15.2 ✓ Bank $14.4 $10bn $3,714mm Valley Commerce Bank County $11.5 $11.3 $422mm Commerce Financial & Bank Strategic ✓ $256mm $8.3 $8.1 $7.7 In-market and new ✓ geographic markets 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025Q1 2025Q2 Pro forma Source: S&P Global Market Intelligence; Note: Pro forma assets as of September 30, 2025; Includes purchase accounting adjustments cbbank.com 10

Extensive Due Diligence

Highlights

- Completed ***comprehensive due diligence and document review process*** with executives from CVB Financial and Heritage, along with advisors
- ***Covered all operational areas*** in addition to strategy, clients, and culture
- In-depth ***management meetings***, discussing transition and synergy opportunities
- ***Extensive loan file review*** assessing risk appetite, underwriting practices, etc.

Extensive credit diligence

~70%+ Total Loan Portfolio Reviewed	**~$2,400mm** Balance of Loans Reviewed[1]
65%+ CRE Loan Portfolio Reviewed	**~1,350** Individual Loans Reviewed[2]

Key Diligence Focus Areas

Credit and Asset Quality	Operations
Finance / Accounting	Organization and Human Resources
Risk Management	Investment Portfolio
ALCO / Liquidity	Specialty Businesses
Information Technology and Security	Legal / Audit

cbbank.com

Note: [1] Represents net active principal balance; [2] Excluding loans associated with potential post closing loan sale

11

Transaction Highlights Bolsters California’s Top Performing Business bank Highly Strategic Entry into the Bay Area Attractive, Low-Risk Financial Returns Compelling Deployment of Excess Capital Conservative Assumptions Supported by Robust Due Diligence Successful Track Record as a Highly Disciplined Acquirer cbbank.com 12

Appendix cbbank.com 13

Similar Commercial Models: Reduce Execution Risk & Provide Upside Potential CVB Heritage Commerce Pro forma Loan Composition Consumer Consumer Consumer and other and other and other Potential loan sale 0% 12% 1–4 family 1–4 family¹ C&D 1% C&D <1% 8% 1–4 family 4% 6% 16% 3% C&D C&I 11% 4% C&I 13% $8.5bn $3.6bn Multifamily 2% $11.7bn¹ 15% C&I 57% CRE CRE 77% 74% 8% CRE Multifamily Yield on Loans: 5.25% Yield on Loans: 5.65% Yield on Loans: 5.81% CRE concentration: 233% CRE concentration: 313% CRE concentration: 270% Deposit Composition Time Time Time Non- 5% 5% interest 5% bearing 26% Savings Savings Savings & MMDA & MMDA & MMDA 29% 31% 31% Non- Non- $4.8bn $12.1bn interest 50% interest $17.2bn¹ 60% bearing bearing 4% 40% 14% Interest-bearing Interest-bearing Interest-bearing Cost of Deposits: 0.87% Cost of Deposits: 1.52% Cost of Deposits: 1.06% Loan / Deposit: 70% Loan / Deposit: 75% Loan / Deposit: 68% Source: S&P Global Market Intelligence; Note: Financial data as of September 30, 2025; Pro forma balances include purchase accounting adjustments; cbbank.com 14 ¹ Excluding loans associated with potential post closing loan sale

Tangible Book Value Reconciliation

Tangible Book Value Per Share Detail

TBVPS build to close	$mm	Basic shares (mm)	$ per share
CVB as of 9/30/2025	$1,510	137.5	$10.98
(+) Earnings prior to close	162	–	
(-) Dividends prior to close	(82)	–	
(-) Repurchases prior to close	(21)	(1.0)	
(+) Amortization of existing intangibles	1	–	
CVB standalone TBVPS at close	**$1,570**	**136.5**	**$11.50**
Pro forma merger adjustments	**$mm**	**(mm)**	**$ per share**
CVB standalone TBVPS at close	$1,570	136.5	$11.50
(+) Merger consideration	811	40.6	
(-) Goodwill & other intangibles	(453)	–	
(-) After-tax restructuring expenses	(58)	–	
(+) CVB repurchase reversal	21	1.0	
CVB pro forma TBVPS at close	**$1,891**	**178.1**	**$10.62**
$ – Dilution to CVB			**($0.88)**
% – Dilution to CVB			**(7.7%)**

Goodwill Detail

Goodwill & other intangibles	$mm
Merger consideration	$811
Standalone HTBK TCE at close	548
(+) Net after-tax credit mark	8
(-) Net impact of fair value adjustments and potential loan sale	(225)
(+) DTA on fair value adjustments	63
Adjusted TCE at closing	394
Excess over adjusted TCE	417
(-) Core deposit intangible created	(127)
(+) DTL on other intangibles	35
Goodwill created	**$326**
Goodwill and other intangibles created	**$453**

cbbank.com

Source: FactSet; S&P Global Market Intelligence; Note: Financial data as of September 30, 2025; Market data as of December 16, 2025

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Earnings Per Share Reconciliation 2027E Earnings Per Share Reconciliation CVBF net income (median consensus estimate) $226 HTBK net income (median consensus estimate) 63 After- transaction adjustments Cost savings 32 Cost of cash (1) Accretion from interest rate marks, net of foregone accretion on potential loan sale 25 New intangible amortization (15) Potential loan sale foregone income, net of reinvestment 3 CVBF pro forma net income $333 CVBF pro forma EPS $1.90 CVBF standalone EPS $1.68 2027E EPS accretion to CVBF ($) $0.22 2027E EPS accretion to CVBF (%) 13.2% Source: FactSet; S&P Global Market Intelligence; Note: Financial data as of September 30, 2025; Market data as of December 16, 2025 cbbank.com 16